Exhibit 99.1

VANC Pharmaceuticals Announces
Intent To Acquire HealthTab

December 5, 2016 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, announces today it has signed a non-binding term sheet to acquire all outstanding common shares of HealthTab Inc., ( “HealthTab”) a proven point-of-care solution provider to Canadian pharmacies.

The strategic acquisition of HealthTab will provide VANC with an innovative service to help further drive sales of its product lines – both generic drugs and OTC.  At the same time, it gives pharmacies a way to differentiate their offering, engage new patients, improve compliance, and empower an aging population to prevent or better manage chronic disease.

"We are very excited about the potential for HealthTab." said Bob Rai, Director of VANC. "We feel that point-of-care testing is a natural complement to the products and services provided in pharmacy.  The HealthTab system is one of the most comprehensive, innovative and consumer-friendly offerings we’ve seen.  It should drive patients to those pharmacies using HealthTab.”

The HealthTab system requires just a few drops of blood from a finger prick and generates rapid, lab-accurate results for up to 21 biomarkers, including lipids, glucose, liver function, kidney function and electrolytes.  Patient results can be printed in-store and accessed securely through an online dashboard.  HealthTab has been implemented in pharmacy banner and franchise locations throughout BC since 2014, including Pharmasave, Pure Integrative Pharmacy and The Medicine Shoppe.

Beyond pharmacies, the analyzer at the core of HealthTab’s turnkey system is trusted and used worldwide by medical clinics and physician offices; government health screening programs; the Center for Disease Control and Prevention (CDC) as well as the US and Canadian militaries, to deliver accurate blood chemistry results onsite.  The instrument is Health Canada certified as a Class III in vitro diagnostic device (IVDD) intended for use outside of a laboratory setting. It is also certified by the Clinical and Laboratory Standards Institute (CLSI), the Joint Commission on the Accreditation of Healthcare Organizations (JCAHO) and the Cholesterol Reference Method Laboratory Network (CRMLN).

VANC expects to complete the cash and share transaction by March 1st, 2017. The transaction is conditional upon VANC securing financing and the execution of a definitive purchase agreement.

On behalf of:

VANC Pharmaceuticals Inc.

Arun Nayyar

Director and CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.